SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S/A CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company MINUTES OF THE REGULAR MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 06, 2007.

1. DATE, TIME AND PLACE: February 06, 2007, at 03:00 p.m., on Av. Roque Petroni Junior, 1464, 6º andar, Morumbi, São Paulo - SP, pursuant to regular call notice, as provided for in the bylaws.

2. CHAIRMANSHIP OF THE MEETING: Shakhaf Wine – Chairman; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, representing a quorum pursuant to the terms of the Bylaws. Also present, in conformity with the provisions in article 163, §3 of Law no. 6.404/76, were Mr. Elson Espedito Panoeiro, Mr. Norair Ferreira do Carmo and Fabiana Faé Vicente Rodrigues, members of the Fiscal Board of the Company, in order to review items 4.1 to 4.4. Representatives from Deloitte Touche Tohmatsu Auditores Independentes were also present for the purpose of providing the necessary explanations.

4. AGENDA AND RESOLUTION:

4.1. Approval of the Financial Statements, together with the Independent Auditors’ Opinion and the Management’s Annual Report, for fiscal year ended 12.31.2006 – The Directors, after review and discussion, and taking into consideration the favorable opinion of the members of the Fiscal Board and of the Independent Auditor, approved, by unanimous voting of the attendees and without qualifications, the Management’s Annual Report, the Financial Statements, together with the Independent Auditors’ Opinion and the Statutory Audit Committee’s Opinion, which is transcribed hereinbelow, to be submitted to the 2007 General Shareholders’ Meeting of the Company. “The undersigned members of the Fiscal Board of Vivo Participações S.A., in the exercise of their duties and legal assignments, as provided for in items II, III and VII, of article 163 of Law no. 6404/76, have examined and reviewed the Management’s Annual Report and the Financial Statements for fiscal year ended on December 31, 2006 and, taking into consideration the explanations provided by the Management and the unqualified opinion issued on this date by Deloitte Touche Tohmatsu, the Independent Auditor, as well as the Proposal for Allocation of the Profit for fiscal year 2006 and the Capital Budget for fiscal year 2007, unanimously consider the same to fairly reflect, in all material aspects, the Company’s equity and financial position, for which reason they recommend their approval, without qualifications, by the General Shareholders’ Meeting to be held for such purpose, under the terms of the Corporate Law. São Paulo, February 06, 2007. Elson Espedito Panoeiro, Norair Ferreira do Carmo and Fabiana Faé Vicente Rodrigues – Members of the Fiscal Board”.

4.2. Capital Budget for fiscal year 2007, including funding requirements: approval for submission to the General Shareholders’ Meeting of the Capital Budget of the Company (including its controlled company) for Fiscal Year 2007, under the terms and conditions contained in the proposal reviewed by the Directors, which Budget, adopted as minimum and referential, may be afterwards revised during the course of the year, in conformity with the Company’s needs.

4.3. To resolve on the allocation of the profit for fiscal year 2006 and on the distribution of dividends: approval for submission to the General Shareholders’ Meeting of the proposal for allocation of the profit for fiscal year 2006, under the proposed terms, as already reviewed by the Statutory Audit Committee, pursant to the above referred opinion.

4.4. Approval for the use of the tax credits in conformity with CVM Instruction 371: in order to comply with CVM Instruction 371/02, approval, by unanimous vote, of a presentation as for the anticipated generation of future taxable profits, based on a technical feasibility study, which allow the realization of deferred tax assets within a maximum period of ten years, as already reviewed by the members of the Statutory Audit Committee, at a meeting held on this date.

4.5. Approval of the Call Notice for the Regular and Special Shareholders’ Meetings – Approval of the terms of the Call Notice for the Regular and Special Shareholders’ Meetings, with the Executive Committee being since now authorized to adopt the necessary actions for accomplishment hereof.

5. CLOSING OF THE MEETING: Since there was nothing else to be discussed, the meeting was closed, these minutes were drawn-up, and after having been read and approved, they were signed by all the attendees, being transcribed in the proper book.

Signatures: Shakhaf Wine, Chairman; Rui Manuel de M. D’Espiney Patrício; Antonio Gonçalves de Oliveira; Henri Philippe Reichstul; Felix Pablo Ivorra Cano; Luiz Kaufmann - Directors; Ignácio Aller Mallo, Director represented by Mr. Felix Pablo Ivorra Cano; Élson Espedito Panoeiro, Norair Ferreira do Carmo and Fabiana Fae Vicente Rodrigues – Members of the Fiscal Board; Breno Rodrigo Pacheco de Oliveira, General Secretary.

I hereby certify that this is a faithful copy of the original minutes that were transcribed in the proper book.

Breno Rodrigo Pacheco de Oliveira
General Secretary, OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.